1. Organization and Description of Business

Westminster Research Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. ("CHI") which is an indirectly owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company's principal operations include providing research and brokerage services to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not clear or settle securities trades. Revenues are primarily derived from commissions on securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying statement of financial condition, in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash includes cash held on deposit at BMO Harris Bank NA.

Cash Segregated In Compliance with Federal Regulations
Cash segregated in compliance with federal regulations and other restricted deposits include cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. Segregated cash is concentrated in BMO Harris Bank NA.

Receivables from Brokers, Dealers and Clearing Organizations and Commission Management Payables
Receivables from brokers, dealers and clearing organizations consist of commissions related to Commission Management arrangements. The Company receives a gross commission from various clearing brokers which is then used to fund the commission sharing and recapture arrangements, less the portion retained as income to the Company. Accrued commission sharing and commission recapture payable are classified as commission management payables on the statement of financial condition.

Prepaid Research, Net of Allowance for Doubtful Accounts
A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes.

The allowance for doubtful accounts is based on the Company's assessment of the collectability of prepaid research. The Company considers factors such as historical experience, customer's anticipated trading activity, age of balances and current economic conditions, in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments
All the Company's financial instruments are carried at fair value or amounts approximating fair value.

Due to and from Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company. These amounts settle in the ordinary course of business. The Company also collects administrative fees from affiliates for trades executed. Such amounts are included in due to related parties and due from related parties on the statement of financial condition (see Note 7, "Transactions with Related Parties").

Other Assets
Other assets consist primarily of miscellaneous accounts receivable.

Accrued Compensation and Other Liabilities
Accrued compensation and other liabilities primarily consist of accrued bonuses, employee incentives, other employee benefit expenses and accrued expenses.

Income Taxes
The Company is a single member limited liability company that is disregarded for tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records any income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets.

The Company accounts for income taxes in accordance with U.S. GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

U.S. GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition. U.S. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the statement of financial condition is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 4, "Income Taxes" for additional information and disclosures.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. There were no contingencies recorded for the year ended December 31, 2018.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. The Company records its direct share of share-based compensation cost from CI in employee compensation and benefits on the statement of operations with a corresponding credit to Member's equity. See Note 3, "Share-Based and Deferred Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to loans, held to maturity securities and other receivables carried at amortized cost. The guidance also eliminates the concept of other-than-temporary impairment for available-for-sale securities. Impairments on available-for-sale securities will be required to be recognized in earnings through an allowance, when the fair value is less than amortized cost and a credit loss exists or the securities are expected to be sold before recovery of amortized cost. Under the accounting update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. The guidance is effective for business entities for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition and does not expect this guidance to have a material impact.

3. **Share-Based and Deferred Compensation**

Share-Based Compensation

The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SAR's") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SAR's vest and expire after five years from grant date. Awards are subject to the risk of forfeiture.

The Company records compensation cost for share based awards as an allocation to member's equity. In accordance with the expense recognition provisions of those standards, the Company amortizes unearned compensation associated with share based awards on a straight-line basis over the vesting period of the option or award.

Restricted shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the year ended December 31, 2018:

	Nonvested Restricted Shares and Stock Units		Weighted-Average Grant-Date Fair Value
Balance at beginning of year	—	$	—
Granted	42,084		16.04
Vested	—		—
Forfeited	—		—
Balances at end of year	42,084	$	16.04

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

Deferred Compensation

The Company continues to incur costs for the Convergex Nonqualified Deferred Compensation Plan, which is a deferred cash award plan that is expensed over the 27 month service period requirement. There were no awards issued pursuant to this plan for the year ended December 31, 2018.

4. Income Taxes

As the Company's entire taxable income was offset by losses from other members of the CI consolidated group, the Company recorded a contribution through equity in the amount of $ 2.1 million at December 31, 2018 pursuant to the tax sharing agreement discussed above.

For the year ended December 31, 2018, the effective tax rate of 25.4% differs from the statutory rate of 21.0% primarily due to state and local taxes.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The Company's deferred tax assets of $0.7 million as of December 31, 2018 consisted predominately of deferred compensation items, which is reported in the statement of financial condition. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future. The Company did not record a valuation allowance as of December 31, 2018.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies will generate sufficient taxable income to realize the net deferred tax assets.

The Company's ultimate parent, CI, is open to examination for the IRS and state and local authorities where the Company has significant operations, including New York State and City, for tax year 2017. Also, the Company is subject to tax examination for its pre-acquisition group taxed as a partnership subject to New York City unincorporated business tax ("NYC UBT"). The open tax years for this jurisdiction are 2014 to 2017. The Company is currently not under audit. The Company does not have any uncertain tax positions as of December 31, 2018.

5. Commitments and Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $14.5 million and its excess net capital was $14.2 million. The Company is exempt from SEA Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Transactions with Related Parties

In the normal course of business, the Company enters into related-party transactions with affiliates, including CI, and certain other affiliated entities.

The Company collects administrative fees from Cowen Execution Services LLC ("CES"), Cowen Prime Services LLC ("CPS"), and Cowen and Company LLC ("Cowenco"), wholly owned subsidiaries of the parent, for each trade executed by an affiliate broker dealer. Total receivables from the aforementioned affiliates for the year ended December 31, 2018, of $2.2 million are included in due from related parties, on the statement of financial condition. Total payables to the aforementioned affiliates for the year ended

December 31, 2018, of $0.2 million are included in due to related parties, on the statement of financial condition.

The Company entered into service level agreements with affiliates of the Parent and Cowen Services Company, LLC ("CWSVC"). The Parent and CWSVC agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by through an expense sharing agreement based on time, usage and headcount. At December 31, 2018, the Company has a $6.6 million payable to CWSVC included in due to related parties on the statement of financial condition.

8. Guarantees and Off-Balance Sheet Risk

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of counterparty securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. At December 31, 2018, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Concentration of Credit Risk

The Company may maintain cash and cash equivalents and cash and cash equivalents segregated for the exclusive benefit of customers at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

9. Subsequent Events

The Company has evaluated events through February 28, 2019 and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.